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MAR 01 2017

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53494

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/16** (mm/dd/yy) AND ENDING **12/31/16** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Catapult Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 Main Street, Suite 1300
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron Lissak **415-593-4520**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek,**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

OATH OR AFFIRMATION

I, **Ron Lissak**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Catapult Advisors LLC**, as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☑ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1____

2____

3____

4____

5____

6____

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

IVAN R. RESNIKOFF
Commission # 2113568
Notary Public - California
San Francisco County
My Comm. Expires Jun 27, 2019

Seal
Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me

on this 27th day of February, 2017,
Date *Month* *Year*
by
(1) Ron Lissat

(and (2)____________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ____________________
Signature of Notary Public

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ________________ Document Date: ________

Number of Pages: _____ Signer(s) Other Than Named Above: ________________

Catapult Advisors LLC

December 31, 2016

Table of Contents

Report of Independent Registered Accounting Firm	1
Statement of Financial Condition	2
Notes to the Financial Statements	3

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Members of
Catapult Advisors LLC

We have audited the accompanying statement of financial condition of Catapult Advisors LLC (the "Company") as of December 31, 2016, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Catapult Advisors LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 27, 2017

Catapult Advisors LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	530,074
Securities owned, non-marketable		12,390
Accounts receivable		1,059
Prepaid expenses and other assets		40,775
Furniture and equipment, net of $4,756 accumulated depreciation		-
Total Assets	$	584,298

Liabilities and Members' Equity		
Accounts payable	$	4,465
Accrued rent		7,099
Accrued interest		1,949
Notes payable		461,250
Total Liabilities		474,763
Members' Equity		
Class B, 4,950 units		109,535
Total Members' Equity		109,535
Total Liabilities and Members' Equity	$	584,298

See accompanying notes.

Catapult Advisors LLC

Notes to the Financial Statement

December 31, 2016

1. Organization

Catapult Advisors LLC (the "Company") was organized as a limited liability company in the State of Delaware on July 16, 2001 and was accepted as a member of Financial Industry Regulatory Authority (FINRA) on November 28, 2001. The Company engages in mergers and acquisition advisory services and capital raising services on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely.

Furniture and Equipment
Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

Investment Banking Fees
Investment banking revenues are earned from providing private placement and merger and acquisition advisory services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, has elected to be taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax of $800 and a California LLC fee based on gross income. The Company is no longer subject to examinations by major tax jurisdictions for years before 2012.

3. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value
Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable
The carrying amounts approximate fair value because of the short maturity of these instruments.

Investment in Securities
Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using a revenue analysis that incorporates current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

3. Fair Value Measurements (continued)

Investment in Securities (continued)

At December 31, 2016, the fair value of the preferred stock is based in part on pricing information obtained from an independent pricing vendor. The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use. The inputs and assumptions to the pricing vendors' models are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data. Pricing vendors may provide valuations that are based on significant unobservable inputs, and in those circumstances such investments securities are classified in Level 3. Therefore, the Company has included the preferred security in Level 3.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis
The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Preferred stock	$ -	$ -	$ 12,390	$ 12,390
Money Market fund	335,184			335,184
Total assets at fair value	$ 335,184	$ -	$ 12,390	$ 347,574

Changes in instruments for the year ended December 31, 2016
The table below summarizes the activity for equity securities measured at fair value on a recurring basis for the year ended December 31, 2016:

	Level 3	Total Equity Securities
Balance at December 31, 2015	$16,601	$16,601
Unrealized loss	(4,211)	(4,211)
Total assets at fair value December 31, 2016	$ 12,390	$12,390

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2016, the Company's net capital was $48,607 which exceeded the requirement by $16,956.

5. Lease Obligation

The Company rents office space in San Francisco, California under an operating lease. In 2016, the Company extended its lease for office space in San Francisco, California for an additional 1-year term which expires on August 31, 2017. Future minimum lease payments under the lease are:

5. Lease Obligation (continued)

Year	Amount
2017	$113,584
Total	$113,584

6. Risk Concentration

Due to the nature of the private placement and merger and acquisition business, 90% of the Company's revenue during the year was generated from two customers.

7. Members

In August 2016, the Company redeemed all outstanding Class A interests for $37,500 in cash and $461,250 of notes payable. After the redemption, only Class B members are entitled to share in the Company's net income and net loss in accordance with that member's percentage interest and have specified consent, approval and voting rights. The terms of the promissory note agreements require five annual payments and two percent interest per annum. Interest expense during 2016 was $1,949, which was payable at year-end. At December 31, 2016 $461,250 was due to the former Class A Members.

Future minimum principal payments under the notes for the next five years are as follows:

2017	$88,898
2018	90,651
2019	92,464
2020	94,303
2021	94,934
Total	$461,250

As of December 31, 2016 all Class B members are employed by the Company. On September 30, 2015, the Company's Class B Members entered into a phantom equity agreement, whereby one of the members would receive a greater percentage of the Company's Class B's profits and losses than he would otherwise be entitled to, for the years 2015 and 2016. That agreement was amended multiple times over the course of 2016. Actual ownership is unaffected by this agreement or the amendments.

8. Subsequent Events

The Company has evaluated subsequent events through February 27, 2017, the date which the financial statements were issued.

On February 14, 2017 the Company became aware that a net capital violation of SEA Rule 17a-11 occurred on January 6, 2017 and immediately notified the SEC electronically of this violation. As of the date of that filing, the Company's net capital deficiency was ($41,400), which was $72,729 below the minimum net capital of $31,329. This net capital deficiency resulted from the notes payable, described in note 7, not being drafted in compliance with FINRA's rules for subordinated loans. The Company is in the process of formally amending some or all of these notes so that they are fully compliant with FINRA's established rules and procedures for subordinated loans. Assuming enough of these notes are successfully amended and become effective per the FINRA's subordination rules, the Company will return to a healthy surplus of net capital and will resume normal operations.

Catapult Advisors LLC
(SEC ID No. 8-53494)

Annual Audit Report

December 31, 2016

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document